

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

July 14, 2011

Via U.S. Mail
Mr. Mikhail Kats
President
Pinacle Enterprise Inc.
Ctunnersdorfer str. 28
Leipzig, 04318
Leipzig, Germany

> **Re:**   **Pinacle Enterprise Inc.**
> **Registration Statement on Form S-1**
> **Filed June 21, 2011**
> **File No. 333-175044**

Dear Mr. Kats:

We have reviewed your filings and have the following comments. Where indicated, we think that you should revise the documents in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you in some of our comments to provide us information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1. Disclosure indicates that Pinacle Enterprise Inc. is a development stage company involved primarily in organizational activities to date with nominal assets, nominal working capital, no formal commitments or arrangements for raising additional financing, no revenues, no product or service ready for commercial sale, and no clients, customers, or suppliers. These and other facts suggest that Pinacle's proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that Pinacle should

comply with Rule 419 of Regulation C under the Securities Act. Please provide us your analysis of why you believe that Rule 419 does not apply to your offering. Alternatively, revise the registration statement to comply with Rule 419 and confirm that you will file post-effective amendments as required by Rule 419(d) and (e). Please note that the offer must contain the terms set forth in Rule 419(e)(2).

2. It appears that Pinacle is a shell company and that the shares being registered for resale constitute 100% of the company's shares not held by your chief executive officer. See Rule 405 under the Securities Act for the Commission's definition of a shell company. Please revise the disclosure throughout the registration statement to indicate that Pinacle is a shell company. Please also identify all the selling shareholders as underwriters (not "may be deemed to be underwriters") and fix the sales price to the public for the duration of the offering. In addition, make conforming changes throughout the prospectus (e.g. Plan of Distribution).

Registration Statement's Facing Page

3. The EDGAR system indicates that Pinacle's SIC code number is 8700, rather than 5960. Please revise.

4. Please advise why you state that Pinacle's Internal Revenue Service employer identification number is "Not Applicable."

5. In footnote (1) to the calculation of registration fee table, specify which subparagraph of Rule 457 you used for computation of the filing fee.

Prospectus' Outside Front Cover Page

6. Highlight the cross reference to the risk factors section by prominent type or in another manner. See Item 501(b)(5) of Regulation S-K.

Summary of Our Offering, page 5

7. Explain the meaning of an abbreviation or acronym such as CAD when introduced in the registration statement.

Summary of Our Offering, page 5; Market Information, page 20

8. Please delete or revise the statement "We intend to quote our common shares on a market or securities exchange." We note the disclosure on page 23 that Pinacle does not have a market

maker that has agreed to file an application for Pinacle's common stock to be quoted on the OTC Bulletin Board or OTCQB.

Risk Factors, page 6

9. Revise risk factor 5 to make clear whether Mr. Mikhail Kats and Ms. Olga Kats each or together will devote 22 hours a week to Pinacle's operations.

10. Revise risk factors 5 and 7, including their captions or headings, to make clear that Pinacle has one director and two officers. As appropriate, revise also disclosures elsewhere in the registration statement to reflect, if true, that Pinacle has one director and two officers.

11. Revise risk factor 9 to indicate that the 3,500,000 shares of common stock owned by Mr. Mikhail Kats are 66% of Pinacle's outstanding shares of common stock.

Plan of Distribution and Selling Shareholders, page 12

12. Disclose how each selling shareholder acquired the shares of common stock being offered for resale.

13. Indicate the nature of any position, office, or other material relationship which each selling shareholder has had within the past three years with Pinacle or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

14. We note that some selling shareholders have the same surname. Disclose the relationship, if any, of selling shareholders who have the same surname. For example, Elena Cherkes and Julia Cherkes.

Referral Agreement, page 18

15. Disclose the duration of the referral agreement. Please also elaborate on the nature of the services that Mr. Akimov will provide under the agreement.

Dilution, page 20

16. Please revise this section to provide all of the information that is required by Item 506 of Regulation S-K.

Sale of unregistered securities, page 21; Recent Sales of Unregistered Securities, page 57

17. Your disclosure at the end of this section refers to a part (d) and to the 1,800,000 shares you are registering in this offering. However, we are unable to locate part (d), and you have only accounted for 220,000 shares in parts (b) and (c). In addition, the issuances of common stock reflected here and on page 57 are significantly inconsistent with the information in Note 4 to your audited financial statements on pages 42 and 53. Please revise.

Shares Eligible for Future Sale, page 22

18. We note the disclosure relating to sales under Rule 144. Since Pinacle is a shell company, the availability of Rule 144 to Pinacle's shareholders is limited. See Rule 144(i) under the Securities Act, and revise the disclosure to reflect the rule's requirements, including, for example, that that resales are not permitted under Rule 144(i) until 12 months after you are no longer considered a shell company.

Management's Discussion and Analysis or Plan of Operation, page 24

19. We note the disclosure that Mr. Mikhail Kats agreed to lend Pinacle additional capital to continue business operations if Pinacle needs additional cash and cannot raise it. If Pinacle is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, Pinacle should provide a written description of the contract as an exhibit to the registration statement. For guidance, you may wish to refer to Question 146.04 in the Regulation S-K section of our "Compliance and Disclosure Interpretations" available on the Commission's website.

Plan of Operation for the Next 12 Months, page 24

20. You provide a detailed listing of costs that you expect to incur in the next 12 months and then present a total of these costs in the amount of $32,073 on page 26; however, it does not appear that your detailed listing of costs actually equals the sum of $32,073. Please revise.

Liquidity and capital resources, page 27

21. You disclose that total liabilities were $3,996 as of January 31, 2011; however, based on your balance sheet, it appears that total liabilities were actually $25 as of January 31, 2011. Please revise.

22. Please reconcile dates and amounts of shares issued as reflected in the second paragraph to the information in Note 4 to your audited financial statements, which is significantly

inconsistent with this disclosure. Please also revise Item 15 in part II of the registration statement as necessary to comply with this comment.

Going Concern, page 27

23. Please revise to state how long you believe you can continue to pursue your business without additional funding.

Background of officers and directors, page 28

24. Describe briefly the business experience of Ms. Olga Kats during the past five years. See Item 401(e) of Regulation S-K.

Compensation of Directors, page 30

25. Since Ms. Olga Kats is not a director, please remove her name from the director's compensation table.

Security Ownership of Certain Beneficial Owners and Management, page 32

26. Since Pinacle has 5,300,000 shares of common stock outstanding before the offering, the percentage of ownership before the offering of Mr. Mikhail Kats and all officers and directors as a group is 66%. Please revise.

Common Stock, page 32

27. Please clarify that the shares to be sold in this offering are currently fully paid and non-assessable rather than that they will be "when issued." The shares of common stock that are the subject of this offering have been issued and are outstanding.

Non-cumulative voting, page 33

28. Since Pinacle has 5,300,000 shares of common stock outstanding before the offering, assuming the sale of 1,800,000 shares of common stock in the offering, present stockholders will own 66% of Pinacle's outstanding shares after the offering is completed. Please revise.

Financial Statements for the Three Months Ended April 30, 2011
General

29. Given your status as a development stage company, please present a statement of stockholders' equity in your interim financial statements that includes all activity from your inception through April 30, 2011. Refer to ASC 915-215-45-1.

Balance Sheets, page 37

30. The column heading of your April 30, 2011 balance sheet indicates that these amounts are unaudited, which implies that your January 31, 2011 balance sheet includes amounts that are audited. Since none of the amounts is covered by an audit report when they are presented in your interim financial statements for the period ended April 30, 2011, you should not imply that the January 31, 2011 balance sheet amounts are audited. Please revise to refer to both the January 31, 2011 and April 30, 2011 balance sheets as being unaudited.

Exhibit 5.1

31. The phrase "assuming that the common shares have been" in the second paragraph appears to be incomplete. Please revise.

32. We note the statement in the fourth paragraph that "This opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose without our prior written consent." Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion or other limitations on whom may rely on the opinion are unacceptable. Please delete.

Closing

As appropriate, please amend your registration statement in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter at the time of the request acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on accounting comments to Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or Rufus G. Decker, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: <u>Via Facsimile</u>
Jody M. Walker, Esq.
7841 South Garfield Way
Centennial, CO 80122